Exhibit 99.2

Pingtan Marine Enterprise Announces Results of Annual General Meeting

FUZHOU, China, Dec. 22, 2022 /PRNewswire/ -- Pingtan Marine Enterprise Ltd. (Nasdaq: PME), (“Pingtan” or the “Company”), a fishing company based in the People’s Republic of China, today announced that each of the proposed resolutions submitted for shareholders’ approval (the “Proposed Resolutions”) as set forth in the notice of annual general meeting and the proxy statement dated October 28, 2022 (the “Notice and Proxy Statement”) has been duly adopted at its annual general meeting of shareholders held in Fuzhou, China on December 14, 2022:

After the adoption of the Proposed Resolutions, all corporate authorizations and actions contemplated thereunder were approved, include (1) the appointment of directors, (2) the ratification of appointment of Wei, Wei & Co, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, (3) the Increase of Authorized Share Capital and Re-designation (as defined in the Notice and Proxy Statement), and (4) the adoption of the Second Amended and Restated Memorandum and Articles of Association.

About Pingtan

Pingtan is a fishing company primarily engaging in ocean fishing through an operating subsidiary based in the PRC. Pingtanc onducts marine fishing operations in international with owned or licensed vessels.

CONTACT:

LiMing Yung (Michael)

Chief Financial Officer

Pingtan Marine Enterprise Ltd.

Tel: +86 591 87271753

michaelyung@ptmarine.net

ir@ptmarine.net

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